UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 1, 2014
OR

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-11084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kohl's Department Stores, Inc.
Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Kohl's Department Stores, Inc. Savings Plan

February 1, 2014 and February 2, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To The Plan Administrator
Kohl's Department Stores, Inc. Savings Plan
Menomonee Falls, Wisconsin

We have audited the accompanying statements of assets available for benefits of Kohl's Department Stores, Inc. Savings Plan (the “Plan”) as of February 1, 2014 and February 2, 2013, and the related statement of changes in assets available for benefits for the year ended February 1, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of February 1, 2014 and February 2, 2013, and the changes in assets available for benefits for the year ended February 1, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
July 28, 2014

Kohl's Department Stores, Inc. Savings Plan
Statements of Assets Available for Benefits

	February 1, 2014	February 2, 2013
Cash	$—	$176,122
Investments, at fair value	—	762,444,245
Investment in master trust, at fair value	885,122,937	—
Receivables
Company contribution	335,289	301,565
Participants' contributions	617,011	552,403
Notes receivable from participants	26,026,459	23,664,118
Assets available for benefits - at fair value	912,101,696	787,138,453
Adjustment from fair value to contract value for interest in Master Trust fund relating to fully benefit-responsive investment contracts	(1,050,423)	(2,441,533)
Total assets available for benefits	$911,051,273	$784,696,920

See accompanying notes to financial statements.

Kohl's Department Stores, Inc. Savings Plan
Statement of Changes in Assets Available for Benefits
Year Ended February 1, 2014

Additions:
Contributions:
Company	$40,391,576
Participants	63,535,840
Rollovers	3,382,325
Total contributions	107,309,741
Net realized and unrealized appreciation in fair value of investments	49,203,130
Interest in income of master trust	51,972,677
Interest income on notes receivable from participants	779,448
Interest and dividend income from investments	4,097,636
Total additions	213,362,632

Deductions:
Benefit and withdrawal payments	(87,008,279)
Net increase in assets available for benefits	126,354,353
Assets available for benefits at beginning of year	784,696,920
Assets available for benefits at end of year	$911,051,273

See accompanying notes to financial statements.

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

1. Description of Plan
The Kohl's Department Stores, Inc. Savings Plan (the "Plan") is a defined-contribution plan covering all full-time and part-time employees of Kohl's Department Stores, Inc. (the "Company"), a wholly-owned subsidiary of Kohl's Corporation. All full-time employees are eligible to participate when they are hired and part-time employees are eligible to participate once they reach 1,000 hours of service in any calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan agreement for more complete information.

Participants may borrow up to $50,000 from their fund accounts, not to exceed 50% of their vested account balance. Loan terms may be up to five years, or longer if the loan proceeds are applied to the purchase of a principal residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate equal to the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken and range from 3.25% to 4.25%. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning with the first payroll following loan issuance.

The Plan includes a non-leveraged employee stock ownership plan (the "ESOP") within the meaning of Internal Revenue Code(the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to provide participants with the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Effective August 1, 2013, the Plan changed administrators and transferred its investments into a Master Trust account. Use of the Master Trust permits the commingling of the trust assets of the 401(k) and ESOP benefit plans of Kohl's Department Stores, Inc. for investment and administrative purposes. Although assets are commingled in the Master Trust, the record keeper maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.
2. Summary of Significant Accounting Policies
Valuation of Investments and Investment Income
As of August 31, 2013, the Plan's investments were placed into a master trust, of which the Plan has an interest in the net assets of such Master Trust. Both the Plan's investments and the net assets of the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4, Investments, for details on inputs, valuation techniques and fair value measurement level within the fair value hierarchy.
Net appreciation or depreciation of investments included in the accompanying statement of changes in assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.
The Plan invests in pooled separate accounts that determine their fair value using the net asset value (“NAV”) of the funds. The NAV is determined by each fund's trustee using the fair value of the underlying securities within the fund at year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

Investment Options
The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's various investment alternatives. Participant contributions in Kohl's Corporation common stock are limited to 25% of a participant's total contribution amount.
Contributions
Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.
Expenses

Expenses related to the administration of the Plan are paid by the Company.
Plan Year

The Plan's fiscal year ends on the Saturday closest to January 31. Fiscal 2013 ended on February 1, 2014 and fiscal 2013 ended on February 2, 2013.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.
Payment of Benefits

Benefits are recorded when paid.
Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.
Notes Receivable from Participants

Notes receivable from participants are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

Reclassifications

For comparability, certain 2012 amounts have been reclassified to conform with classifications adopted in 2013.

3. Contributions and Benefit and Withdrawal Payments
Eligible participants may make voluntary tax-deferred contributions up to a total of 100% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (“IRC”) are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section  401(k) benefits. The Company's matching contribution is equal to 100% of each participant's contribution, up to a maximum of

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

5% of the participant's base compensation. The Plan also provides for additional Company contributions based on the discretion of the Company's Board of Directors. There were no additional discretionary Company contributions during the year ended February 1, 2014.
Company contributions made after January 30, 2010 vest immediately. Company contributions made before January 30, 2010 are 100% vested after three years of credited service, as defined by the Plan.
Subject to the terms of the Plan, upon termination, the non-vested portion of any participant account is generally forfeited and applied to reduce future Company contributions. Forfeitures used to reduce contributions totaled $421 thousand for the year ended February 1, 2014 and $285 thousand for the year ended February 2, 2013. Unallocated forfeitures, which will be used to reduce Company contributions in the following year, totaled $298 thousand as of February 1, 2014 and $31 thousand as of February 2, 2013.
Vested benefits for retired participants and permanently disabled participants are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Vested benefits for terminated participants and deceased participants are distributed in a lump-sum payment.
Upon substantial financial hardship (as defined in the plan), participants may withdraw any portion of the balance in their account, which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for six months following receipt of a hardship withdrawal.
4. Investments
The Plan's and Trustee's investments are valued as follows:

•	Kohl's Corporation Common Stock is valued at fair value based on the closing price reported in an active market where such shares are traded.

•	Mutual Funds are valued at fair value based on the net asset value of the fund.

•
Lifecycle commingled pools are valued at the net asset value (“NAV”) as determined by the trustee of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of units outstanding. The investment objective of these funds is to match performance of the appropriate custom target date fund index.

•
Common Collective Trust Index Funds are valued at fair value based on the net asset values of the funds. The objective of these funds is to track the performance of a benchmark index. The Vanguard Total International Stock Index Fund measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States. The Vanguard Institutional Index Fund measures the investment return of large-capitalization stocks in the United States.

•
The Common Collective Trust Fund is valued at the unit value, as reported by the fund manager, based on the fair value of the underlying investments. The objective of the Putnam Stable Value Fund, the Plan's Common Collective Trust Fund investment, is to deliver intermediate bond like returns with money market liquidity. In determining assets available for benefits, the Common Collective Trust Fund is recorded at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan and represents contributions under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses.

The Plan's investments are classified into one of the following fair value measurement categories:

•	Level 1 - Securities valued using quoted prices from active markets for identical assets

•	Level 2 - Securities not traded on an active market but for which there are readily available observable market inputs that are corroborated by market data

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

•	Level 3 - Unobservable inputs that are not corroborated by market data

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Master Trust

The Plan's investments are held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of the Kohl's Department Stores, Inc. Savings Plan and the Kohl's Corporation Employee Stock Ownership Plan for investment and administrative purposes. Although assets are commingled in the Master Trust, Aon Hewitt, the record keeper maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.
The following table sets forth the net assets of the Master Trust at February 1, 2014:

Investments:
Kohl's corporation common stock	$187,184,097
Lifecycle commingled pools	300,788,171
Mutual funds	367,408,734
Common collective trust fund	82,020,590
Common collective trust index funds	75,389,653
Net assets at fair value	1,012,791,245
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(1,060,576)
Net assets available for benefits	$1,011,730,669

The following table sets forth the fair value classification of the Master Trust's investments at February 1, 2014:

	Level 1	Level 2	Total
Kohl's Common Stock	$187,184,097	$—	$187,184,097
Common Collective
Trust Fund	—	82,020,590	82,020,590
Common Collective
Trust Index Funds	—	75,389,653	75,389,653
Lifecycle commingled pools	—	300,788,171	300,788,171
Mutual Funds:
Large Cap Growth	99,622,003	—	99,622,003
Global	66,252,122	—	66,252,122
Balanced	52,991,726	—	52,991,726
Fixed Income	47,355,415	—	47,355,415
Large Cap Value	52,738,612	—	52,738,612
Small Cap Blend	34,822,618	—	34,822,618
Mid Cap Blend	13,626,238	—	13,626,238
Total Mutual Funds	367,408,734	—	367,408,734
Total Investments	$554,592,831	$458,198,414	$1,012,791,245

There were no transfers of investments between levels or changes in valuation methodologies in fiscal year 2013.

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

The following table sets forth the net investment income of the Master Trust for the period from August 1, 2013 to February 1, 2014:

Interest and dividend income from investments	$12,674,563
Net appreciation/(depreciation) in fair value of investments:
Kohl's corporation common stock	(8,523,593)
Lifecycle commingled pools	15,948,165
Mutual funds	23,532,495
Common collective trust fund	706,394
Common collective trust index fund	3,940,821
Net investment income of master trust	$48,278,845

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, was 87% at February 1, 2014.

The Master Trust's investments that exceeded 5% of net assets held by the Master Trust as of February 1, 2014 are as follows:

SSGA Target Retirement Portfolio	$300,788,171
Kohl's Corporation Common Stock*	187,184,097
American Funds Europacific Growth Fund	66,252,122
Dodge & Cox Stock Fund	52,738,612
T. Rowe Price Balanced Fund	52,991,726
Harbor Appreciation Fund	99,622,003
Vanguard Institutional Index Fund	72,235,589
Putnam Stable Value Fund	82,020,590

* Indicates party in interest to the Plan

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

Plan Investments:

The following table sets forth the fair value classification of the Plan's investments at February 2, 2013:

	Level 1	Level 2	Total
Kohl's Common Stock	$57,183,363	$—	$57,183,363
Common Collective
Trust Fund	—	81,455,554	81,455,554
Common Collective
Trust Index Fund	—	60,273,117	60,273,117
Lifecycle commingled pools	—	247,557,711	247,557,711
Mutual Funds:
Large Cap Growth	79,649,027	—	79,649,027
Global	62,593,424	—	62,593,424
Balanced	47,444,812	—	47,444,812
Fixed Income	53,017,283	—	53,017,283
Large Cap Value	40,140,853	—	40,140,853
Small Cap Blend	24,774,461	—	24,774,461
Mid Cap Blend	8,354,640	—	8,354,640
Total Mutual Funds	315,974,500	—	315,974,500
Total Investments	$373,157,863	$389,286,382	$762,444,245

There were no transfers of investments between levels in fiscal year 2012.

The Plan's investments, including investments purchased, sold, and held, appreciated in fair value as determined by quoted redemption or market prices, for the period from February 3, 2013 to July 31, 2013 were as follows:

Kohl's corporation common stock	$8,658,907
Lifecycle commingled pools	12,535,696
Mutual funds	21,225,898
Common collective trust index fund	6,782,629
$49,203,130

The fair values of investments representing 5% or more of the Plan's assets as of February 2, 2013 are as follows:

SSGA Target Retirement Portfolio	$247,557,711
Kohl's Corporation Common Stock*	57,183,363
Putnam Stable Value Fund	81,455,554
American Funds Europacific Growth Fund	62,593,424
Dodge & Cox Stock Fund	40,140,853
T. Rowe Price Balanced Fund	47,444,812
Harbor Appreciation Fund	79,649,027
Vanguard Institutional Index Fund	58,985,081
PIMCO Total Return Fund	45,001,265

* Indicates party in interest to the Plan

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

Common Collective Trust Fund

The Putnam Stable Value Fund, a common collective trust fund, invests in guaranteed investment contracts ("GICs") and similar contracts issued by insurance companies, banks and other financial institutions. This fund invests up to 75% of its assets in security-backed investment contracts (“SBIC's”), including separate account products of insurance companies, and at least 5% of its assets in money-market, cash, cash equivalents and stable value funds. The Putnam Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately two percent for the years ended February 1, 2014 and February 2, 2013.

The table below reconciles the fair value and the contract value of the Master Trust's Common Collective Trust Fund at February 1, 2014 and the Plan's Collective Trust Fund at February 2, 2013:

	February 1, 2014	February 2, 2013
Fair Value	$82,020,590	$81,455,554
Adjustment to contract value for Plan's investment in Common Collective Trust Fund	—	(2,441,533)
Adjustment to contract value for Master Trust's investment in Common Collective Trust Fund	(1,060,576)	—
Contract Value	$80,960,014	$79,014,021

5. Amount Owed to Participants Withdrawing from the Plan
There were no amounts owed to participants who have withdrawn from the Plan as of February 1, 2014 or February 2, 2013.

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 31, 2012, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator is not aware of any events that have occurred that might adversely affect the plan's qualified status.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of February 1, 2014 and February 2, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for tax returns filed in years prior to 2010.

7. Transactions With Parties-in-Interest
During the period from February 3, 2013 to July 31, 2013, the Plan purchased and sold Kohl's Corporation common stock as indicated in the following table. Such purchases and sales were made at the market price for the stock on the respective dates.

	Purchases	Sales
Amount	$5,046,273	$5,628,101
Number of Shares	103,204	114,255

During the period from February 3, 2013 to July 31, 2013, dividend income of $867 thousand ($1.40 per share of Kohl's Corporation common stock) was used by the Plan to purchase 16,185 shares of Kohl's Corporation stock.

During the period from August 1, 2013 to February 1, 2014, the Master Trust purchased and sold Kohl's Corporation common stock as indicated in the following table. Such purchases and sales were made at the market price for the stock on the respective dates.

	Purchases	Sales
Amount	$11,643,899	$19,203,481
Number of Shares	217,386	358,520

During the period from August 1, 2013 to February 1, 2014, dividend income of $2.6 million ($1.40 per share of Kohl's Corporation common stock) was used to purchase 49,272 shares of Kohl's Corporation stock.

Kohl's Department Stores Inc. Savings Plan
Notes to Financial Statements
As of and for the Years Ended February 1, 2014 and February 2, 2013

8. Reconciliation of Financial Statements to Schedule H Form 5500
The following is a reconciliation of the assets available for benefits as reported in the financial statements to the assets as reported on the 2013 Form 5500, Schedule H, Part I:

	February 1, 2014	February 2, 2013
Assets available for benefits as reported in the financial statements	$911,051,273	$784,696,920
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	—	2,441,533
Adjustment to fair value from contract value for investment in Master Trust relating to fully benefit-responsive investment contracts	1,050,423	—
Net assets as reported on Form 5500	$912,101,696	$787,138,453

The following is a reconciliation of the net increase in assets available for benefits as reported in the 2013 financial statements to the net income as reported on the 2013 Form 5500, Schedule H, Part II:

Net increase in assets available for benefits as reported in the financial statements	$126,354,353
Change in adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	(1,391,110)
Net income as reported on Form 5500	$124,963,243

9. Subsequent Events
Management has evaluated the impact of all subsequent events through July 28, 2014, the date of the Plan's financial statements were available to be issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

Kohl's Department Stores, Inc. Savings Plan

Employer Identification Number 13-3357362
Plan Number 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
February 1, 2014

(a) Parties in interest to the Plan	(b) Identity of Issue, Borrower, Lessor or Similar Party	(d) Cost	(e) Current Value
*	Kohl's Investment in Master Trust	**	885,122,937
*	Notes Receivable from Participants, interest ranges from 3.25 - 4.25%; Maturities through 2023	-0-	26,026,459
			$911,149,396
* Indicates party in interest to the Plan
** Cost omitted for participant direct funds

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KOHL'S DEPARTMENT STORES, INC. SAVINGS PLAN

/s/ Wesley S. McDonald
Wesley S. McDonald
Senior Executive Vice President,
Chief Financial Officer,
On behalf of Kohl's Corporation as Plan Administrator
Date: July 28, 2014